UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 26, 2021

Riverview Financial Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	001-38627	38-3917371
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3901 North Front Street, Harrisburg, Pennsylvania	17110
(Address of principal executive offices)	(Zip Code)

(717) 827-4042

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	RIVE	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2) of this chapter.)

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On August 26, 2021, Riverview Financial Corporation (“Riverview”) and Mid Penn Bancorp, Inc. (“Mid Penn”) entered into an amendment to the Agreement and Plan of Merger, dated June 30, 2021, by and between Riverview and Mid Penn. The amendment removes certain requirements related to the timing of Mid Penn’s filing of applications and the proxy statement/prospectus, and the amendment clarifies the vote standard required for Riverview shareholders to approve the transaction.

For additional information, reference is made to the First Amendment to Agreement and Plan of Merger dated as of August 26, 2021, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated by reference herein in its entirety.

Important Additional Information and Where to Find It

The proposed transaction will be submitted to the shareholders of Riverview and Mid Penn for their consideration and approval. In connection with the proposed transaction, Mid Penn will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a joint proxy statement of Mid Penn and Riverview and a prospectus of Mid Penn and other relevant documents concerning the proposed transaction. This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF RIVERVIEW AND MID PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Mid Penn and Riverview, free of charge from the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, or by contacting Mid Penn Bancorp, Inc., 349 Union Street, Millersburg, Pennsylvania 17061, attention: Investor Relations (telephone (717) 692-7105); or Riverview Financial Corporation 3901 North Front Street, Harrisburg, Pennsylvania 17110, attention: Investor Relations (telephone (717) 957-2196).

Participants in the Solicitation

Mid Penn, Riverview and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Mid Penn and/or Riverview shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding Mid Penn’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2021, and its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 15, 2021, and other documents filed by Mid Penn with the SEC. Information regarding Riverview’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2021, and its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on

March 11, 2021 and other documents filed by Riverview with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired. None.

(b)	Pro Forma Financial Information. None.

(c)	Shell Company Transactions. None.

(d)	Exhibits.

Exhibit Number	Description

2.1	First Amendment to Agreement and Plan of Merger by and between Riverview Financial Corporation and Mid Penn Bancorp, Inc. dated August 26, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned, thereunto, duly authorized.

RIVERVIEW FINANCIAL CORPORATION
(Registrant)

Dated: August 27, 2021	/s/ Brett D. Fulk
Brett D. Fulk
President and Chief Executive Officer

Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT, dated as of August 26, 2021 (this “First Amendment”), is by and between Mid Penn Bancorp, Inc., a Pennsylvania corporation (“Mid Penn”), and Riverview Financial Corporation, a Pennsylvania corporation (“Riverview”), and amends that certain Agreement and Plan of Merger dated as of June 30, 2021 by and between Mid Penn and Riverview (the “Agreement”).

WHEREAS, the Boards of Directors of Mid Penn and Riverview have determined that it is in the best interests of their respective companies to amend the Agreement as set forth herein to provide certain clarification.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1.	Amendment of the Agreement. The Agreement is hereby amended as follows:

(a)    Section 4.18 of the Agreement is amended to read in its entirety as follows:

4.18	Required Vote.

The affirmative vote of a majority of the votes cast by all shareholders entitled to vote at the Riverview Shareholders’ Meeting is required to approve this Agreement and the Merger under Riverview’s articles of incorporation and the PBCL; provided that this Agreement and the Merger were approved by seventy percent (70%) of the members of Riverview’s Board of Directors, which approval by such percentage of the members of the Board of Directors of Riverview was obtained prior to the execution of this Agreement by Riverview.

(b)    Section 8.2(a) of the Agreement is amended to delete the phrase “(but no later than 60 days after the execution of this Agreement)” appearing in the second sentence thereof.

(c)    Section 8.3 of the Agreement is amended to delete the phrase “(but in no event later than 45 days after the execution of this Agreement as it relates to the filings with the Bank Regulators)” appearing in the first sentence thereof.

2.	Provisions of Agreement; Counterparts.

This First Amendment shall be part of the Agreement and the provisions of the Agreement as amended hereby shall be applicable to this First Amendment. Except as specifically provided in this First Amendment and as the context of this First Amendment otherwise may require to give effect to the intent and purposes of this First Amendment, the Agreement shall remain in full force and effect without any other amendments or modifications. This First Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

IN WITNESS WHEREOF, Mid Penn and Riverview have caused this First Amendment to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

MID PENN BANCORP, INC.

By:	/s/ Rory G. Ritrievi
Name:	Rory G. Ritrievi
Title:	Chairman, President and Chief Executive Officer

RIVERVIEW FINANCIAL CORPORATION

By:	/s/ Brett D. Fulk
Name:	Brett D. Fulk
Title:	President & Chief Executive Officer